SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

June 7, 2006

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure: France Telecom’s press release dated June 7, 2006 re. PagesJaunes Group.

Paris, June, 7th 2006

The Board of Directors of France Telecom met on 6 June 2006 under the chairmanship of Didier Lombard and reviewed the positioning of PagesJaunes Group within France Telecom’s range of businesses in light of the current dynamics of the European directories sector.

The Board of Directors of France Telecom concluded that PagesJaunes’ activities were not core to France Telecom’s strategy and that retaining a majority stake in PagesJaunes Group was therefore not necessary to implement that strategy.

The Board of Directors of France Telecom accordingly approved the Group’s management proposal to prepare a partial or full divestiture of France Telecom’s stake in PagesJaunes in a way that would maximise the value of its investment while respecting the interests of all shareholders, clients and employees of PagesJaunes Group.

Press contacts: +33 (0)1 44 44 93 93

Nilou du Castel

nilou.ducastel@orange-ft.com

Sébastien Audra

sebastien.audra@orange-ft.com

Bertrand Deronchaine

bertrand.deronchaine@orange-ft.com

This press release is not an offer of securities for sale, or the solicitation of an offer to buy securities, in the United States or elsewhere. The securities of PagesJaunes Group have not been and will not be registered pursuant to the US Securities Act of 1933. They cannot be offered or sold in the United States absent registration or an exemption from registration. No public offer of the securities has been or will be made in the United States.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: June 7, 2006	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information